575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

ETFS Palladium Trust

Registration on Form S-1 of

5,920,000 ETFS Physical Palladium Shares

Dear Ladies and Gentlemen:

On behalf of the ETFS Palladium Trust (the “Trust”) sponsored by our client, ETF Securities USA LLC (the “Sponsor”), and together with this correspondence, we are filing pursuant to the Securities Act of 1933 (the “Securities Act”) a Registration Statement on Form S1 (the “Registration Statement”) covering the proposed offering by the Trust of up to 5,920,000 of the Trust’s ETFS Physical Palladium Shares (the “Shares”).

The prospectus that is a part of the Registration Statement is, pursuant to Securities Act Rule 429, a combined prospectus that also relates to the unsold Shares previously registered by the Trust under Registration Statement No. 333-15380 (the “Prior Registration”). As of January 15, 2010, 10,280,000 Shares were unsold under the Prior Registration, representing approximately 80% of the 12,880,000 Shares registered in the Prior Registration that became effective on January 6, 2010.

In conjunction with the Prior Registration, I submitted to the Securities and Exchange Commission supplemental correspondence dated May 15, 2009. My correspondence presented, among other things, an analysis prepared by the Sponsor of the impact of the Trust on the palladium metal trading markets in the context of the Prior Registration (the “May 2009 Analysis”). The May 15, 2009 correspondence also conveyed the Sponsor’s undertaking to recast the May 2009 Analysis in the event that the Trust sought to register additional Shares after the Prior Registration. The following presents the Sponsor’s re-analysis of the impact of the Trust on in the palladium metal trading markets. The revised analysis utilizes the assumptions stated in the May 2009 Analysis, unless otherwise stated, as well as updated metal market data.

The Sponsor does not believe that the currently expected size of the Trust will have a meaningful effect on the global supply or demand for palladium. The Sponsor has adjusted its

Securities and Exchange Commission

January 19, 2010

May 2009 Analysis high-end estimate of 275,000 palladium ounces to be acquired on an annual basis by the Trust to 400,000 palladium ounces in gauging potential market effects.1 The 10-year average annual supply of palladium through the end of 2008 was approximately 8,100,000 ounces,2 against which the Trust’s highest forecast annual metal acquisitions would only represent 4.9%. Likewise, the 10-year average annual demand for palladium through the end of 2008 was approximately 7,500,000 ounces,3 against which the Trust’s highest forecast annual metal acquisitions would only represent 5.3%. The revised high-end annual Trust metal acquisition estimate is extremely conservative and was based on the experiences of the Trust to date where approximately 15% of the Prior Registration’s Shares have been sold in a short time. The Sponsor attributes this demand for Shares to greater than expected initial creation demand that is expected to moderate in the near future. Consequently, the Sponsor believes that the Trust will not cause supply or demand disruptions in the global palladium market and believes there will be a market neutral impact given that the Shares can be a source of supply at then current prices through redemptions.

All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requisite acknowledgements.

The required registration fee in the amount of $17,820.00 has been paid by wire transfer through the FEDWIRE system.

_________________________

[1]

The Registration Statement seeks to register an additional 5,920,000 Shares. At an estimated palladium acquisition rate of 400,000 ounces per year, the Trust would complete its Share offering, including the unsold Shares from the Prior Registration, in approximately 4.7 years.

[2]	Johnson Matthey, Palladium 2009: Interim Review.
[3]	Johnson Matthey, Palladium 2009: Interim Review.

Securities and Exchange Commission

January 19, 2010

Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

Enclosures

cc (w/enclosures):	Mr. H. Roger Schwall
Mr. Graham Tuckwell
Mr. Greg Burgess
Ms. Kathleen Moriarty
Mr. Gregory Xethalis